July 25, 2012

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549

Re: Gas Natural Inc.

      Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Today, our client, Gas Natural Inc., filed its Preliminary Proxy Statement on Schedule 14A with respect to its 2012 Annual Meeting of Shareholders. Our client has tentatively scheduled to hold its Annual Meeting during the first week of December.

If you have any questions or comments regarding this matter, please do not hesitate to contact me at 216-736-7279.

Sincerely,

/s/ Michele L. Hoza

Michele L. Hoza